EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended		Six Months Ended
	June 30,	June 30,	June 30,
	2012	2011	2012	2011
Earnings:
Net income (loss)	$(70.7)	$(49.7)	$(517.2)	$15.9
Provision for income taxes	27.8	21.4	67.7	83.6
Income (loss) before provision for income taxes	(42.9)	(28.3)	(449.5)	99.5
Fixed Charges:
Interest and debt expenses on indebtedness	639.2	806.4	1,718.9	1,505.0
Interest factor: one-third of rentals on real and personal properties	1.9	1.9	3.9	4.2
Total Fixed Charges:	641.1	808.3	1,722.8	1,509.2
Total earnings before provision for income taxes and fixed charges	$598.2	$780.0	$1,273.3	$1,608.7
Ratios of earnings to fixed charges	(1)	(1)	(1)	1.07	x

(1)	Earnings were insufficient to cover fixed charges by $42.9 million and $28.3 million for the quarters ended June 30, 2012 and 2011, and $449.5 million for the six months ended June 30, 2012.